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Exhibit 3.1

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

NOVACARDIA, INC.

        The undersigned, Randall E. Woods, hereby certifies that:

        1.     He is the duly elected and acting Chief Executive Officer of NovaCardia, Inc., a Delaware corporation.

        2.     The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on November 30, 2001.

        3.     The Certificate of Incorporation of this corporation is hereby amended and restated to read in full as follows:

"ARTICLE I

        "The name of this corporation is NovaCardia, Inc. (the "Corporation").

ARTICLE II

        The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 100, Dover, Delaware, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

        (A)    Classes of Stock.    The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is one hundred ninety-three million five hundred forty-seven thousand six hundred nineteen (193,547,619) shares, each with a par value of $0.001 per share. One hundred five million (105,000,000) shares shall be Common Stock and eighty-eight million five hundred forty-seven thousand six hundred nineteen (88,547,619) shares shall be Preferred Stock.

        (B)    Rights, Preferences and Restrictions of Preferred Stock.    The Preferred Stock authorized by this Third Amended and Restated Certificate of Incorporation (the "Restated Certificate") may be issued from time to time in one or more series. Twenty-six million five hundred forty-seven thousand six hundred nineteen (26,547,619) shares of Preferred Stock shall be designated "Series A Preferred Stock" (the "Series A Preferred") and sixty-two million (62,000,000) shares of Preferred Stock shall be designated "Series B Preferred Stock" (the "Series B Preferred", and together with the Series A Preferred, the "Series Preferred"). The rights, preferences, privileges, and restrictions granted to and imposed on the Series Preferred are as set forth below in this Article IV(B).

          1.    Dividend Provisions.    The holders of shares of Series Preferred shall be entitled to receive dividends, out of any assets legally available therefor, prior to and in preference to any declaration or payment of any dividend on Common Stock of the Corporation (other than dividends payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of eight percent (8%) of the applicable Original Issue Price (as defined below) per share (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Preferred, payable quarterly when, as and if declared by the Board of Directors. Such dividends shall be non-cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series Preferred and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Series Preferred into Common Stock). The "Original Issue Price" of the Series A Preferred shall be $0.84 per share and of the Series B Preferred shall be $1.125 per share.

          2.    Liquidation.

            (a)    Preference.    In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series Preferred shall be entitled to receive, prior to and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price (as adjusted for stock splits, stock dividends, reclassification and the like), plus declared but unpaid dividends for each share of Series Preferred held by them. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Preferred in proportion to the full preferential amount each such holder is otherwise entitled to receive.

            (b)    Remaining Assets.    Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the remaining assets of the Corporation shall be distributed ratably to the holders of Common Stock.

            (c)    Certain Acquisitions.

              (i)    Deemed Liquidation.    For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if there shall occur (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (B) any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred; and (C) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation (any such transaction, a "Liquidation Transaction").

              (ii)    Valuation of Consideration.    In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

                (A)  Securities not subject to investment letter or other similar restrictions on free marketability:

                  (1)   If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three days prior to the closing;

                  (2)   If actively traded on The Nasdaq Capital Market, the value shall be deemed to be the average of the closing sales prices (whichever is applicable) of the securities over the thirty-day period ending three days prior to the closing;

                  (3)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sales prices (whichever is applicable) of the securities over the thirty-day period ending three days prior to the closing; and

                  (4)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

                (B)  The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

              (iii)    Notice of Liquidation Transaction.    The Corporation shall give each holder of record of Series Preferred written notice of any impending Liquidation Transaction not later than 10 business days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 business days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 business days after the Corporation has given the first notice provided for herein or sooner than 10 business days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Restated Certificate, all notice periods or requirements in this Restated Certificate may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares of Preferred Stock, that are entitled to such notice rights.

              (iv)    Effect of Noncompliance.    In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series Preferred shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

          3.    Redemption.    The Preferred Stock is not redeemable.

          4.    Conversion.    The holders of the Series Preferred shall have conversion rights as follows (the "Conversion Rights"):

            (a)    Right to Convert.    Subject to Section 4(c), each share of Series Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock as follows: (i) the Series A Preferred shall be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of the Series A Preferred by the applicable Conversion Price, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion, and (ii) the Series B Preferred shall be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price of the Series B Preferred by the applicable Conversion Price, determined as hereafter provided, in effect on the date of conversion. The initial Conversion Price per share of Series A Preferred shall be $0.84, and the initial Conversion Price per share of Series B Preferred shall be $1.125. Each such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d). All references to the Conversion Price herein shall mean the Conversion Price as so adjusted.

            (b)    Automatic Conversion.    Each share of Series Preferred shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), which results in aggregate cash proceeds to the Corporation of not less than $30,000,000 (before deduction of underwriting discounts and commissions) and the public offering price per share of which is not less than the Series B Preferred Conversion Price multiplied by 1.5 (each a "Qualifying IPO") or (ii) the date specified by written consent or agreement of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of (i) Series A Preferred Stock voting together as a single class and (ii) Series B Preferred Stock voting together as a single class.

            (c)    Mechanics of Conversion.    Before any holder of Series Preferred shall be entitled to convert such Series Preferred into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Series Preferred, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series Preferred to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Series Preferred for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series Preferred shall not be deemed to have converted such Series Preferred until immediately prior to the closing of such sale of securities.

            (d)    Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.    The Conversion Price of the Series Preferred shall be subject to adjustment from time to time as follows:

              (i)    Issuance of Additional Stock below Purchase Price.    If the Corporation should issue, at any time after the date upon which any shares of Series B Preferred are first issued pursuant to that certain Follow-On Series B Preferred Stock Purchase Agreement dated on or about March 21, 2007, by and among the Corporation and the purchasers named therein (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series A Preferred and/or the Series B Preferred, as applicable, in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for the Series A Preferred and/or the Series B Preferred, as applicable, in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 4(d)(i), unless otherwise provided in this Section 4(d)(i).

                (A)  Adjustment Formula.    Whenever the Conversion Price for the Series A Preferred and/or Series B Preferred is adjusted pursuant to this Section (4)(d)(i), the new Conversion Price for the Series A Preferred and/or Series B Preferred, as applicable, shall be determined by multiplying the Conversion Price for the Series A Preferred or Series B Preferred, as applicable, then in effect by a fraction:

                  (1)   The numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for the total number of shares of Additional Stock so issued would purchase at such Conversion Price; and

                  (2)   The denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock.

        For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Section 4(d)(i)(E) below.

                (B)  Definition of "Additional Stock".    For purposes of this Section 4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(i)(E)) by the Corporation after the Purchase Date) other than:

                  (1)   Shares of Common Stock issued or issuable to officers, employees, consultants, advisors or directors of the Corporation directly or pursuant to stock option or restricted stock purchase plans or agreements approved by the Board of Directors of the Corporation, including at least one of the directors appointed by the holders of Series B Preferred and at least one of the directors appointed by the holders of Series A Preferred;

                  (2)   Up to 2,000,000 shares of capital stock (as adjusted for stock splits, dividends and the like), or options or warrants to purchase capital stock, issued to (x) in connection with strategic transactions involving the Corporation and other entities, including (A) joint ventures, manufacturing, marketing or distribution arrangements or (B) technology transfer or development arrangements, or (y) financial institutions or lessors in connection with commercial credit arrangements, debt financing, equipment financings, commercial property lease transactions or similar transactions, the issuance of which, in each case, are approved by the Board of Directors, including at least one of the directors appointed by the holders of Series B Preferred and at least one of the directors appointed by the holders of Series A Preferred;

                  (3)   Shares of Common Stock issued or issuable for or in connection with the acquisition of all or a substantial portion of the assets or business of another entity by the Corporation pursuant to an agreement or arrangement approved by the Board of Directors, including at least one of the directors appointed by the holders of Series B Preferred and at least one of the directors appointed by the holders of Series A Preferred;

                  (4)   Shares of Common Stock issued or issuable upon conversion of or as a dividend or distribution on the Series A Preferred or Series B Preferred;

                  (5)   Shares of Common Stock issued pursuant to stock dividends, stock splits or similar transactions, as described in Section 4(d)(ii) hereof;

                  (6)   Shares of capital stock issued upon the conversion or exercise of convertible or exercisable securities, including options and warrants, outstanding as of the date of this Restated Certificate, including without limitation that certain warrant issued to Lighthouse Capital Partners V, L.P. ("Lighthouse"), dated March 21, 2005, as amended in March 2007, that certain warrant issued to Lighthouse, dated July 14, 2006, as amended, and those certain warrants issued to certain holders of Series Preferred in February and June 2006; and

                  (7)   Shares of capital stock issued upon the conversion or exercise of one or more warrants to be issued to Triplepoint Capital ("TriplePoint") or its designee in connection with a debt financing facility to be entered into between the Corporation and TriplePoint Capital in March 2007.

                (C)  No Fractional Adjustments.    No adjustment of the Conversion Price for the Series A Preferred or Series B Preferred shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

                (D)  Determination of Consideration.    In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

                (E)  Deemed Issuances of Common Stock.    In the case of the issuance (whether before, on or after the Purchase Date) of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of

        Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Section 4(d)(i):

                  (1)   The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 4(d)(i)(D).

                  (2)   In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

                  (3)   Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

                  (4)   The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Section 4(d)(i)(D) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(d)(i)(E)(2) or 4(d)(i)(E)(3).

                (F)  No Increased Conversion Price.    Notwithstanding any other provisions of this Section (4)(d)(i), except to the limited extent provided for in Sections 4(d)(i)(E)(2) and 4(d)(i)(E)(3), no adjustment of the Conversion Price for the Series A Preferred or Series B Preferred pursuant to this Section 4(d)(i) shall have the effect of increasing the Conversion Price for the Series A Preferred or Series B Preferred, as applicable, above the Conversion Price for the Series A Preferred or Series B Preferred, as applicable, in effect immediately prior to such adjustment.

              (ii)    Stock Splits and Dividends.    In the event the Corporation should at any time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of

      Common Stock or Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each of the Series A Preferred and Series B Preferred shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

              (iii)    Reverse Stock Splits.    If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each of the Series A Preferred and Series B Preferred shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

            (e)    Other Distributions.    In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Series A Preferred and Series B Preferred shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

            (f)    Recapitalizations.    If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a Liquidation Transaction or a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4), provision shall be made so that the holders of the Series Preferred shall thereafter be entitled to receive upon conversion of such Series Preferred the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Series Preferred after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

            (g)    No Fractional Shares and Certificate as to Adjustments.

              (i)    No fractional shares shall be issued upon the conversion of any share or shares of the Series Preferred, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series Preferred the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

              (ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Preferred or Series B Preferred pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series Preferred a certificate setting forth each adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

            (h)    Notices of Record Date.    In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series Preferred, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

            (i)    Reservation of Stock Issuable Upon Conversion.    The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

            (j)    Notices.    Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

          5.    Voting Rights; Directors.

            (a)   Except as otherwise expressly provided herein or by law, the holder of each share of Series Preferred shall have the right to one vote for each share of Common Stock into which such share of Series Preferred could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote, together as a single class with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred or Series B Preferred held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

            (b)   At each meeting of stockholders at which members of the Board of Directors are to be elected, or whenever members of the Board of Directors are to be elected by written consent of the stockholders, (i) the holders of the Series A Preferred, voting together as a separate class, shall be entitled to elect three (3) members of the Board of Directors, (ii) the holders of the Series B Preferred, voting together as a separate class, shall be entitled to elect two (2) members of the Board of Directors, and (iii) the holders of Common Stock and Preferred Stock, voting together as a single class, shall be entitled to elect three (3) members of the Board of Directors.

            (c)   In the case of any vacancy in the office of a director occurring among the directors elected by the holders of Series A Preferred, voting together as a separate class, in accordance with the provisions of Section 5(b) above, the remaining director or directors so elected by the holders of Series A Preferred (or, if there is no remaining director, a majority of the holders of Series A Preferred) voting together as a separate class, shall elect a successor or successors to serve for the unexpired term of the director whose office is vacant. In the case of any vacancy in the office of a director occurring among the directors elected by the holders of Series B Preferred, voting together as a single class, in accordance with the provisions of Section 5(b) above, the remaining director or directors so elected by the holders of Series B Preferred (or, if there is no remaining director, a majority of the holders of Series B Preferred) voting together as a single class, shall elect a successor or successors to serve for the unexpired term of the director whose office is vacant. In the case of any vacancy in the office of a director occurring among the directors elected by the holders of Common Stock and Preferred Stock, voting together as a separate class, in accordance with the provisions of Section 5(b) above, a majority of the holders of Common Stock and Preferred Stock,voting together as a separate class, shall elect a successor or successors to serve for the unexpired term of the director whose office is vacant.

          6.    Protective Provisions.    The Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series Preferred, voting together as a class:

            (a)   effect a Liquidation Transaction;

            (b)   pledge or encumber all or substantially all of the Corporation's assets or business;

            (c)   amend or waive any provision of this Restated Certificate or of the Bylaws of the Corporation;

            (d)   increase or decrease the total number of authorized shares of Common Stock or Preferred Stock, including any increase or decrease of the number of authorized shares of Series A Preferred or Series B Preferred;

            (e)   create, authorize or issue (by reclassification or otherwise), or obligate itself to issue, any other equity security, including any security (other than Series A Preferred or Series B Preferred Stock) convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Series A Preferred or Series B Preferred with respect to voting (other than the pari passu voting rights of Common Stock), dividends, redemption, conversion or upon liquidation;

            (f)    change the authorized number of directors of the Corporation from eight (8);

            (g)   pay or declare any dividends or distribution on any shares of Common Stock (other than in shares of Common Stock);

            (h)   effect any transaction that would result in a "taxable distribution" to the holders of Preferred Stock pursuant to Section 305 of the Internal Revenue Code of 1986, as amended;

            (i)    redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at no greater than cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal;

            (j)    effect any transaction involving the Corporation and any of its stockholders, officers, directors or other related parties, unless such transaction has been unanimously approved by the directors of the Company elected by the holders of Series A Preferred and Series B Preferred.

          7.    Status of Converted Stock.    In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

        (C)    Common Stock.

          1.    Dividend Rights.    Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

          2.    Liquidation Rights.    Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

          3.    Redemption.    The Common Stock is not redeemable.

          4.    Voting Rights.    Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

        The Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

        Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

        (A)  To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

        (B)  The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

        (C)  Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

* * *

        The foregoing Third Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

        Executed at San Diego, California, March 20, 2007.

/s/ RANDALL E. WOODS Randall E. Woods Chief Executive Officer

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THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NOVACARDIA, INC.